# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CareDx, Inc., CIK 0001217234
CUSIP: 14167L103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8000 Marina Blvd, 4th Floor, Brisbane, California (CA), 94005
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-21-019854
Filed by CIK 0001697748

## Reporting persons
- ARK Investment Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,409,099; shared voting power 0; sole dispositive power 2,409,099; shared dispositive power 0; aggregate amount beneficially owned 2,409,099 (4.49% of the class)

## Item 1. Issuer
Name of issuer: CareDx, Inc.
Address of issuer's principal executive offices: 8000 Marina Blvd, 4th Floor Brisbane, CA, 94005

## Item 2. Person Filing
Name of person filing: ARK Investment Management LLC
Address of principal business office or, if none, residence: 200 Central Avenue, St. Petersburg, FL 33701
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,409,099
Percent of class: 4.49
Sole power to vote or to direct the vote: 2,409,099
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,409,099
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of the shares which represents more than five percent of the number of shares outstanding class of the shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ARK Investment Management LLC: /s/ Kellen Carter, Kellen Carter, Chief Compliance Officer (02/14/2025)